UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share, and
Series A Convertible Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq. General Counsel Haemonetics Corporation 400 Wood Road Braintree, Massachusetts 02184 (781) 848-7100	Lisa R. Haddad, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$73,386,833.94	$5,233

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value is based upon the offer to purchase up to 54,653,157 shares of Common Stock of Global Med Technologies, Inc. at a purchase price of $1.22 cash per share and 3,960 shares of Series A Convertible Preferred Stock at a purchase price of $1,694.44 cash per share. Such number of shares of Common Stock represents the total of 38,160,594 issued and outstanding shares of Common Stock, outstanding options with respect to 6,420,271 shares of Common Stock, and outstanding warrants with respect to 10,072,292 shares of Common Stock, in each case as of February 18, 2010. Such number of shares of Series A Convertible Preferred Stock represents all issued and outstanding shares of Series A Convertible Preferred Stock as of February 18, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals 0.00007130 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,233	Filing Party:	Haemonetics Corporation and Atlas Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	February 19, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 19, 2010 (the “Schedule TO”) relating to the offer by Atlas Acquisition Corp., a Colorado corporation (“Acquisition Corp.”) and a direct wholly-owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), at a purchase price of $1.22 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), at a purchase price of $1,694.44 per Preferred Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal for the Preferred Shares and the Letter of Transmittal for the Common Shares (each, as the context requires, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Amendment is being filed on behalf of Acquisition Corp. and Haemonetics.
     The information set forth in the Offer to Purchase, including Annex I thereto, the Letter of Transmittal for the Common Shares and the Letter of Transmittal for the Preferred Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) thereto, respectively, is incorporated by reference in the answers to Items 1 through 9 and Item 11 of the Schedule TO and this Amendment, as applicable, and is supplemented by the information specifically provided in the Schedule TO and this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
ITEM 11. ADDITIONAL INFORMATION.
     The information incorporated by reference into Item 11(a)(5) of the Schedule TO is amended by the following amendment to the Offer to Purchase:
     “THE TENDER OFFER” — Section 17 (“Legal Proceedings”)
     The following is hereby added immediately follow the first paragraph of this section:
     “On February 17, 2010, a purported shareholder of Global Med, Joseph F. Sham (“Plaintiff Sham”), filed a purported class action lawsuit in the District Court Jefferson County in Golden, Colorado (the “JFS Action”), against the Defendants. The JFS Action purports to be brought individually and on behalf of all holders of Shares (other than the Defendants). The JFS Action alleges, among other things, that the director defendants breached their fiduciary duties to Global Med’s stockholders, that the bidding mechanism was inadequate, that the director defendants failed to take reasonable steps to maximize the value realizable for the Shares, and that the price offered is unconscionable, unfair, and inadequate and constitutes unfair dealing. The JFS Action also alleges that we, Haemonetics and Global Med aided and abetted such alleged breach. Based on these allegations, the JFS Action seeks judgment that, among other relief: (1) provides injunctive relief against consummation of the Merger Agreement; (2) awards monetary and/or rescissory damages; and (3) awards Plaintiff Sham the costs of the JFS Action, including the fees and expenses of Plaintiff Sham’s attorneys and experts. We and Haemonetics believe the JFS Action is without merit and plan to vigorously defend against it.
     Also on February 17, 2010, a purported shareholder of Global Med, Robert O’Brien (“Plaintiff O’Brien”), filed a purported class action lawsuit in the District Court Jefferson County in Golden, Colorado (the “O’Brien Action”), against the Defendants. The O’Brien Action purports to be brought individually and on behalf of all holders of Shares (other than the Defendants). The O’Brien Action alleges, among other things, that the sale of Global Med at the specified price is unfair and inadequate to Global Med stockholders, that the Merger Agreement contains terms that discourage other bidders from making successful competing offers, that certain of the director defendants were motivated to secure personal benefits, including employment agreements and change in control benefits, and that the director defendants breached their fiduciary duties in approving the Merger. The O’Brien Action also alleges that we, Haemonetics and Global Med aided and abetted such alleged breach. Based on these allegations, the O’Brien Action seeks judgment that, among other relief: (1) provides injunctive relief against consummating the Merger; (2)

directs the director defendants to exercise their fiduciary duties to obtain a transaction providing the best possible terms and consideration for Global Med’s stockholders; and (3) awards Plaintiff O’Brien the costs of the O’Brien Action, including the fees of Plaintiff O’Brien’s attorneys and experts. We and Haemonetics believe the O’Brien Action is without merit and plan to vigorously defend against it.”
     The text of the last paragraph of this section is hereby deleted in its entirety and replace by the following:
     “We, Haemonetics and Global Med are not aware of any material pending legal proceeding, other than the Action, the O’Brien Action and the JFS Action, relating to the Offer or the Merger.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAEMONETICS CORPORATION
Dated: February 25, 2010	By:	/s/ Alicia R. Lopez
		Name:	Alicia R. Lopez
		Title:	Vice President, Corporate Affairs

ATLAS ACQUISITION CORP.
Dated: February 25, 2010	By:	/s/ James S. O’Shaughnessy
		Name:	James S. O’Shaughnessy
		Title:	Secretary

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